


CHRGR

Advertising media network providing brand-sponsored mobile battery power on demand, where and when you need it. **Edit Profile**

$500	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

CHRGR is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by CHRGR without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

% Of Phones Charged 2+ Times Per Day

32%

Out Of Home And Branded Premium Advertising Spend (2015)

$7.3B

> Profitable in 2016 (second year of operations) with revenue increase of 3x and 10x year 3

> Strategic partnerships in place with Lyft, Instagram, Live Nation, Red Bull, Sixpoint Brewery, Wolfgang Puck, Jetsmarter, and Vengo, among others;

> 27M+ monthly impressions across the CHRGR network; each CHRGR device can generate 450 impressions over its life

> CEO John Mullin is an experienced marketer having produced the marketing launch of Beats Music, leading the creative services team for Twitter Global Business Marketing, and serving as an executive producer at R/GA Interactive where he worked with clients such as Nike, Samsung, MasterCard, and A&E, among others

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> Round Size: US $600,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $4,000,000

> Target Minimum Raise Amount: US $150,000

> Offering Type: Side by Side Offering

We produce card sized phone chargers that are brand sponsored and often distributed at no cost within our network of 1,500 venues nationwide.

PITCH DECK

The Mission & Vision

CHRGR has created the first piece of advertising you want to take home and use again. We distribute brand-sponsored, card-sized phone batteries through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android.

The Problem

When you're out at events, and venues, charging means either tethering to an outlet, leaving your device unattended, or letting your phone die; and most of us don't carry an extra battery.

On the advertising side, customers rarely engage with today's physical advertisements, which have little to no repeat impressions or means to acquire and convert new customers.

The Solution

Introducing CHRGR, a service that provides inexpensive, and brand sponsored pre-charged batteries on demand, where you need it when you need it. No tethering, no waiting for an outlet, and no more leaving your device unattended. CHRGR stays with your device and works with any mobile device. Whether you have iPhone or Android, get immediate power and recharge and reuse again via USB.

Pitch Deck


CHRGR
Proprietary & Confidential | CHRGR
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Product & Service

CHRGR is a B2B2C Service Model: CHRGR units are manufactured at a very low cost, and advertisers pay 4x-6x for branded and/or NFC-enabled devices.

Current paying clients & distribution partners include top brands like Live Nation, Lyft, JetSmarter, Redbull, Vengo, Facebook, Instagram, William Grant & Sons, ID&T, and AEG. Also the leading battery provider of the US festival market via partnerships with Bonnaroo, Lollapalooza and OutsideLands.

CHRGR units contain a 2500mAh battery that provides 80% power to most Android and iPhone devices via an included power cord and are good for 100+ charge cycles and can be branded on both the front and back, with 4-color direct printing.

CHRGR units are ideal for advertising campaigns and can serve up content contextual to their region. Through promo codes, NFC and SMS, users are served custom URLs for app downloads, videos, and geo-targeted mobile content and offers.

Knowing that acquiring user data is crucial, engagement analytics are all accessible through an online dashboard.

Customer acquisition and conversion rates exceed traditional outdoor media. A recent NYC Media campaign for Lyft using promo code "CHRGR" had a 10.2% Acquisition Rate. And 90% of those customers used the Lyft App again as a converted paid new user.

CHRGR was started by ad guys, designers, marketers and media experts who are serious about building the business fast. The demand is out there and continues to favor their of approach of solving the problem by seeding the market with a brand sponsored solution. They took an idea from zero to profitable in a little less than 2 years, with 2016 revenue closing above $350K and now projected 4x growth in 2017 at 1.4MM.

What's next for CHRGR? With the addition of NFC and RFID, the CHRGR can potentially become a hotel key card, and a smart pass for ski resorts, festivals and theme parks.

In 2017, we're expanding the network and innovating our product. We invite you to invest in CHRGR and share in our vision of creating a utility-driven, place-based media network.

Gallery









Lucas and I got together on the product and brand design, I began connecting with as many manufacturing, marketing, entertainment, lifestyle, and advertising contacts I had, and Dave started to figure out how we could roll this out in festival circuits first to test the market. We started with Bonnaroo in 2015 and had tremendous success. From there, we built national promoter relationships and kept moving fast by engaging with brands, ad agencies, and hospitality partners. All while selling units, expanding the network, building our client base, and making revenue!

And now with CHRGR media, we're able to give brands direct access to consumers, while giving customers a critical product they'll use and rely on. We're a media business with a focus on solving the problem of charging, and disrupting the battery market whilst helping brand and client partners acquire and convert new customers. By combining advertising with utility we've created a platform that you can't use Ad Blo[illegible] that you're actually going to rely on.

And with the addition of NFC and RFID, the CHRGR now becomes a hotel key card, and a smart pass for ski resorts, festivals and theme parks.

In 2017 we're expanding the network, innovating our product and on target to hit revenue in excess of $1.4MM. We invite you to invest in CHRGR and share in our vision of creating a utility-driven, place-based media network.

Thank you,

John, Lucas and Dave.

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Meet the Founders

JM

John Mullin
CO-FOUNDER AND CEO

John Mullin is a digital and social media expert with an extensive background in B2C, B2B, fashion, trend, lifestyle, music and entertainment marketing. He accredits his executive producer role at R/GA Interactive leading Nike Basketball Global, and producing projects for Beats by Dre, Samsung, Mastercard, A&E and other high profile accounts as a tent pole for his digital experience.

Prior to R/GA, John worked at a number of experiential and OOH agencies including MKTG and Kinetic Worldwide and began his career in New York working for Rocawear and Rocafella Records where he led marketing efforts for Kanye West's debut album College Dropout.

Prior to founding CHRGR he produced the marketing launch of Beats Music, later acquired by Apple, and led the creative services team for Twitter Global Business Marketing.

Q&A with the Founder

Q: What accounts receivable do you have today and who owes this to you and when will it be paid to you?

CHRGR: Today we have: $3410 Vengo (500 Unit Order / Vengo Rate). There are no other current outstanding accounts receivable at this time. only projected revenue coming in from some in-process business leads. typically were getting paid for orders as soon as they come in.

Q: What accounts payables do you have today and who do you owe to and when will it be paid out?

CHRGR: today we have: $3000.00 accounts payable to our factory for a new order (Hendricks Gin / William Grant & Sons) (paying tomorrow); $650.00 accounts payable to our logistics vendor (paying tomorrow); $2000.00 accounts payable for sales commissions (paying tomorrow); $450.00 accounts payable for our accountant (paying tomorrow).

Q: How much inventory do you have?

CHRGR: Today on hand we have 3500 units and another factory run kicking off tomorrow. Cumulative factory inventory is an avail 100K+ units per 4.5 weeks.

Q: How much debt, deferred expenses, and / or other liabilities do you have today?

CHRGR: Our deferred expenses into 2017 are as follows. $13,500 Live Nation sponsorship part 2; $2,820 Bonnaroo 2016 revenue share; $5,000 Outsidelands 2016 revenue share.

Q: What is the difference between the B2B, B2C, and Media Network CHRGRs?

CHRGR: CHRGR devices are all the same and cost us about roughly the same across all revenue sources. B2B are partners in agencies for example. We usually sign 1-2 B2B contracts per week with B2Bs. Media Network started in June 2016 with the NYC Lyft deal executed in July (paid in June); it was our first Media Network. These cost us $100-200K upfront because we do not get paid until net 60-90 days of execution so we currently cannot do media flights because we have no working capital funding. B2C are the festivals we rent and sell CHRGRS at, online and







other direct to consumer sales.
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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $600,000	US $600,000
Minimum investment	$20,000	US $500
Target minimum	US $150,000	US $150,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

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If Minimum Amount Is Raised

salaries and compensati...
build scale
marketing cost
intellectual property

If Maximum Amount Is Raised

salaries and compensati...
build scale
marketing cost
intellectual property

Financial Discussion

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Financial statements

Our certified financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of Operations

Our certified financial statements cover the two years ended December 31, 2016 and December 31, 2015.

Net revenues for 2016 were $286,980, an increase of 123% compared to $128,389 for 2015, reflecting the increase in our operations and higher sales.

Cost of revenues, which primarily comprise manufacturing costs of our chargers, were $145,310 in 2016 and $77,149 in 2015, resulting in gross margins of 49% and 40%, respectively.

Operating expenses were $135,020 in 2016 and $110,910 in 2015, an increase of 22%. The increase was primarily driven by increases in general and administrative expenses.

As a result of the foregoing, we recorded net income of $6,650 in 2016, compared to net losses of $59,670 in 2015.

In 2015, we reported $(16,817), $(27,844) and $0, as total income, taxable income and total tax on our federal income tax returns.

Plan of Operations and Milestones

The company launched its operations in March 2015. Since launching, the company has become the leading battery provider to the US festival market. Further, in July 2016 the company launched an advertising campaign with Lyst in New York City, NY.

Subsequent financial milestones for the company include:

● raising the Closing Amount, which will permit the company to undertake the activities set out in Use of Proceeds

● adding additional salaried positions, and

● paying off indebtedness.

Liquidity and Capital Resources, Future Trends

The company was initially capitalized by the co-founders. The company issued a total of 427,026 shares of common stock to the founders. These stock issuances were conducted under terms of restricted stock purchase agreements and IP Assignment Agreement and are subject to vesting terms contingent upon continuous service with the company, which provide the company the right to repurchase unvested shares at the original purchase price. As of the issuance date, March 1, 2015, 229,409 shares had vested.

As of December 31, 2016 and December 31, 2015 we had cash on hand in the amount of $738 and $13,492, respectively.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of Crowd Notes in this offering.

The company's burn rate prior to this offering is approximately $20,000 per month. The company believes that proceeds from this offering will be sufficient to last it for approximately 18 months.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

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Indebtedness

In June 2016, the company entered into a convertible promissory note payable to Nick Greto in the amount of $10,000. This note bears interest at 10% annually and is due in June 2017. $583 of interest expense was recognized for the year ended December 31, 2016. As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

Common Stock

● In May 2015, the company issued, in reliance on Section 4(a)(2) of the Securities Act and pursuant to a restricted stock purchase agreement, 427,026 shares of common stock to its two co-founders for total proceeds of $43. The common stock was subject to a vesting schedule. 222,409 shares of common stock vested at the common stock issuance date.

● In May 2016, the company issued, in reliance on Section 4(a)(2) of the Securities Act and pursuant to an Independent Contractor Agreement, 20,900 shares of common stock to an employee. The common stock was subject to a vesting schedule. As of December 31, 2016 all 20,900 shares of common stock were issued.

Convertible Note

In June 2016, the company entered into a convertible promissory note payable to Nick Greto in the amount of $10,000, in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the note were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape

In terms of out-of-home and promotional advertising $7.3B was spent by brands on both OOH and branded premiums in 2016. The average CPM is $10 nationwide, but offers little opportunity for tracking and measuring effectiveness. CHRGR is unique as the market advertising utility that generates a new media spend funnel.

Who Are Our Competitors?

Charging Stations: GoCharge & Brightbox force consumers to leave phone in locker. ChargeTech has businesses pay for tethered charging station on site. Battery Rental Model: Doblet, FuelRod & MobileQubes require consumers to download an app & then pay to rent. Wireless charging: Chargifi and Powermat require consumers to download an app and remain tethered via both a dongle and a power source. We believe CHRGR is the first to distribute advertising paid free-to-keep units enabled with NFC and SMS to support new customer acquisition and conversion. No app required, no tethering or any other barriers to charge your device.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only "major investors" will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that there is a risk that your notes will never convert and will have no value.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly to the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

This is effectively a brand-new company. It has a limited operating history, few or no clients, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that John Mullin can execute it better than his competition, that he can price it right and sell it to enough people that the company will succeed.

We have limited operating history, and therefore, we cannot easily assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

We have a small management team. We depend on the skills and experience of John Mullin and Lucas Hearl. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company is controlled by its founder. John Mullin currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in Crowd Notes may not have the ability to control a vote by the stockholders or the Board.

We rely heavily on our manufacturing partners to produce our batteries. We rely heavily on the skills and expertise of our manufacturing partners. If we lose our manufacturing partners or experience delays in recruiting new manufacturing partners, it could financially affect the company and its business.

We rely heavily on our sales team to market and sell our chargers. We rely heavily on the skills and expertise of our sales team to generate business. If we lose members of our sales team or have delays in recruiting new members to the team, it could financially affect the company and its business.

The delivery and quality of the company's primary product is dependent on third parties, including our partner L&C Technology Co., Limited. The company's primary product is manufactured by our partner whose main design facility is in Guangdong, China. While we provide the technologies and design for the product, we rely on third parties to design and manufacture the products to meet our clients' needs. Difficulties encountered by the manufacturers may result in a poor quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, we may be required to find another supplier, resulting in delays; moreover, we may not be able to find another supplier with the same skills in the battery sector.

Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. We currently have our product manufactured in China. The current US Administration has indicated a desire to re-negotiate trade deals and potentially impose tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base any part of our manufacturing in the United States

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We do not currently hold any patents at this time. However, we intend to apply for a provisional patent for the integration of NFC and RFID in to the battery to be used as an advertising vehicle, hotel key card, and ski lift or theme park fast pass. There is no guarantee that we will be able to obtain patent protection, which may affect the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We do not currently hold any patents. There is no guarantee that we will be able to obtain patent protection, which may affect the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

We have a number of competitors. There are a number of companies that provide various phone charging solutions such as charging stations, tethered charging, battery rental or wireless charging. These companies include: GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Although we solely focus on distributing ad paid free-to-keep units with no barriers to charge (such as tethering), our competitions may be able to offer a better charging product at a lower price and obtain a larger catalog of advertising clients. Our business model is primarily dependent on generating more advertising revenue than what we pay to develop and produce our chargers. Due to scale economies in advertising sales, phone charging device competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

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The company will likely need more money. The company might not sell enough Crowd Notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability, and may not be able to continue as a going concern.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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PITCH DECK





- Pitch Deck and Overview (2 files)
- Product or Service (10 files)
- Executive Summary (1 file)
- Financials (2 files)
- Fundraising Round (3 files)
- Investor Agreements (1 file)
- Miscellaneous (1 file)

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CHRGR Deal Updates

April 3

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All Regulation CF offerings are conducted through either SI Portal, LLC ("SI Portal"), an affiliate of SeedInvest, and a FINRA/SEC registered funding-portal, located at 222 Broadway, 19th Floor, New York, NY 10038, or SI Securities, LLC ("SI Securities"), an affiliate of SeedInvest, and a registered broker-dealer, and member FINRA/SIPC, located at 222 Broadway, 19th Floor, New York, NY 10038. All other securities-related activity, including, but not limited to private placement offerings under Regulation D and A are conducted by SI Securities, and/or North Capital Private Securities Corporation ("NCPS"), an unaffiliated entity, and a registered broker-dealer, and member FINRA/SIPC, located at 2825 E Cottonwood Pkwy, Salt Lake City, Utah 84121. SI Portal, SI Securities and/or NCPS do not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

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